October 18, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, D.C. 20549-6010

Attn: Jim B. Rosenberg

RE:	Genaera Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 14, 2007
File No. 000-19651

Ladies and Gentlemen:

On behalf of Genaera Corporation (the “Company”), we respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated September 28, 2007 from Mr. Jim B. Rosenberg to Ms. Leanne M. Kelly. For your convenience, the comments are included in this letter and are followed by the applicable response.

Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Critical Accounting Policies and Estimates, page 24

Research and Development Expenses, page 24

1.	You state that changes in your estimate could have a significant effect on the amount of research and development costs in a specific period. Please tell us, using disclosure-type format, whether there have historically been material changes to your estimate.

Response:

The Company supplementally informs the Staff as follows:

Research and Development Expenses

Research and development expenses include related salaries, contractor fees and facility costs. Research and development expenses consist of independent research and development contract costs, contract manufacturing costs and costs associated with collaborative research and development arrangements. In addition, we fund research and development at other research institutions under agreements that are generally cancelable. Research and development expenses also include external activities, such as investigator-sponsored trials. All such costs are charged to research and development expense systematically as incurred, which may be measured by patient enrollment or the passage of time. At the initiation of certain contracts, we must make an estimate as to the duration and expected completion date of the contract, which may require a change due to accelerations, delays or other adjustments to the contract period or work performed. While we have historically made changes to the estimates underlying our research and developments costs, none of those changes were material for any historical period. Future changes in these estimates could have a significant effect on the amount of research and development costs in a specific period.

Index to Financial Statements, page F-1

Notes to Financial Statements, page F-7

Note 8. Common Stock Warrants, page F-12

2.	Please provide us with an analysis under EITF No. 00-19 that supports your classification of the 2005 and 2006 warrants as equity instruments.

Response:

The Company supplementally informs the Staff as follows:

Our Consideration of the Guidance in Paragraphs 12—32 of EITF 00-19:

The Company considered the classification of the warrants issued in conjunction with the September 9, 2005 (the “2005 Warrant Agreements”) and June 30, 2006 (the “2006 Warrant Agreements” and together with the 2005 Warrant Agreements, the “Warrant Agreements”) transactions in light of the guidance under paragraphs 12—32 of EITF 00-19 as follows:

EITF-00-19 Paragraph	00-19 Paragraph	Our Analysis
12	An instrument that includes any provision that could require net-cash settlement cannot be accounted for as equity (except in those limited circumstances in which holders of the underlying shares also would receive cash e.g., liquidation). For SEC registrants, any provision that could require physical settlement by a cash payment to the counterparty in exchange for the company’s shares cannot be accounted for as permanent equity (i.e., temporary equity classification is required).	No such net-cash settlement provisions are included in the Warrant Agreements.

14-18	In order to be equity classified, an instrument must permit the company to settle in unregistered shares. Related considerations include: 1) the contract permits a company to net-share settle by delivery of unregistered shares, 2) if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then	The Warrant Agreements permit the Company to settle in unregistered shares.

net-cash settlement is assumed if the company is unable to deliver registered shares and the instrument fails equity classification, 3) if a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract, and 4) if an instrument involves delivery of shares at settlement that are registered at inception of the transaction and there are no further timely filing or registration requirements, share delivery is within the control of the company.

19	The company must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. If a company could be required to obtain shareholder approval to increase the company’s authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company and asset or liability classification is required.	Per Section C of the Warrant Agreements, the Company is required to reserve sufficient authorized and unissued shares of its common stock to cover the exercise of the warrants. As of December 31, 2006, the Company had 132.6 million shares authorized and unissued. The maximum amount of shares issuable upon exercise of the warrants issued under the Warrant Agreements is approximately 5.0 million. The Company is not currently aware of any other commitments that would require the issuance of additional shares of its common stock, with the exception of approximately 4.4 million outstanding stock options and 0.2 million warrants. It should be noted that all of the above share amounts are after consideration of the one-for-six reverse stock split that was effective as of May 11, 2007. The reverse stock split, however, did not impact the conclusion that the Company had sufficient authorized and unissued shares (i.e., even before the reverse stock split there were sufficient authorized and unissued shares).

20-24	An instrument must contain an explicit limit on the number of shares to be delivered in a share settlement. For certain contracts, the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate. If the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company. If a contract limits or caps the number of	Page 1 of the Warrant Agreements specifically states the number of shares of the Company’s common stock the warrant holder will receive upon exercise of the warrant.

shares to be delivered upon expiration of the contract to a fixed number, that fixed maximum number can be compared to the available authorized and unissued shares to determine if net-share settlement is within the control of the company.

25	An instrument must not require cash payment to the counterparty in the event the company fails to make timely filings with the SEC, as this is not within the control of the company. Accordingly, if a contract permits share settlement but requires net-cash settlement in the event that the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability.	No such provisions are included in the Warrant Agreements.

26	An instrument cannot require cash payments to the counterparty if the shares initially delivered upon settlement of the conversion are subsequently sold and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). Top-off or make-whole provisions that are net-share settled and are also subject to the share cap would not preclude equity classification.	No such provisions are included in the Warrant Agreements.

27-28	An instrument may require net-cash settlement in specific circumstances in which the holders of the shares underlying the contract also would receive cash.	No such provisions are included in the Warrant Agreements.

29-31	An instrument must not contain provisions that indicate that the holder of the conversion feature has rights that rank higher than those of a shareholder of the stock underlying the contract. To be classified as equity, a contract cannot give the counterparty any of the rights of a creditor in the event of the company’s bankruptcy.	No such provisions are included in the Warrant Agreements.

32	An instrument must not require the company to post collateral at any point or for any reason as this is inconsistent with the concept of equity and, therefore, would preclude equity classification of the contract.	No such provisions are included in the Warrant Agreements.

As a result of this analysis, the Company believes that classification of the 2005 and 2006 warrants as equity instruments is appropriate.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact James A. Lebovitz at 215.994.2510, or the undersigned at 215.994.2562. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Derick S. Kauffman
Derick S. Kauffman

cc:	Leanne M. Kelly
James A. Lebovitz, Esq.
Zola P. Horovitz, Ph.D., Audit Committee Chairman